June 20, 2007

Room 4561

Ms. Judy Bruner
Executive Vice President, Administration and
 Chief Financial Officer
Sandisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

Re: Sandisk Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 000-26734

Dear Ms. Bruner:

       We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 47

1.   Your discussions of operating cash flows do not appear to address certain material items. For example, you did not provide any explanation regarding the significant increase in other liabilities that affected your operating cash flows by approximately $210 million. Explain the nature of this increase to us and tell us why you have not addressed the impact of this line item on your cash flows. Refer to Section IV of SEC Release 33-8350 for further guidance.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9: Related Parties and Strategic Investments, page F-35

2.   Please describe the basis for your determination that consolidation of FlashVision Ltd. and Flash Partners Ltd. was not necessary. Your response should refer to the applicable sections of FIN 46(R) and you should describe how that guidance was applied. In addition, clarify for us how the "residual losses" referred to on page F-35 compare to "expected losses" as described in paragraphs 2(b) and 8 of the FIN.

Note 14: Litigation, page F-47

3.   Please tell us whether you believe that it is at least reasonably possible that losses have been incurred beyond the amounts accrued in connection with your litigation matters. If so, provide an estimate of those losses, or range of losses, or state that an estimate cannot be made in your future filings. Refer to paragraph 10 of SFAS 5 and Question 5 of SAB Topic 5Y.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief